Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries SE

ARBN 097 829 895

Appendix 4E – Preliminary Final Report Year Ended 31 March 2012
Key Information	Year Ended 31 March
	2012 US$M		2011 US$M		Movement
Net Sales From Ordinary Activities		1,237.5		1,167.0	Up	6%
Profit (Loss) From Ordinary Activities After Tax Attributable to Shareholders		604.3		(347.0)	Up	—
Net Profit (Loss) Attributable to Shareholders		604.3		(347.0)	Up	—
Net Tangible Assets (Liabilities) per Ordinary Share	US$	0.29	US$	(1.04)	Up	—

Dividend Information

•	An interim ordinary dividend of US4.0 cents per security was paid to CUFS holders on 23 January 2012.

•	An ordinary dividend of US38.0 cents per share/CUFS is payable to CUFS holders on 23 July 2012.

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The record date is 29 June 2012 to determine entitlements to the dividend (i.e. on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•	This dividend and future dividends will be unfranked for Australian taxation purposes.

•	The dividend will be paid free of Irish 20% withholding tax to CUFS holders resident in a country that has a double tax treaty with Ireland, which includes Australia.

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The Australian currency equivalent amount of the dividend to be paid to CUFS holders will be announced after the record date. The amount payable to CUFS holders resident in the United States, United Kingdom or New Zealand who have elected to receive their dividend in local currency will also be announced on that date.

•	No dividend reinvestment plan is in operation for this dividend.

•	No dividend was paid to CUFS holders in fiscal year 2011.

Movements in Controlled Entities during the year ended 31 March 2012

The following entities were created:

James Hardie FG Assembly LLC (17 February 2012), James Hardie FG Pultrusion LLC (17 February 2012), James Hardie Finance Holdings 1 Limited (30 September 2012), James Hardie Finance Holdings 2 Limited (30 September 2012), James Hardie International Group Limited (3 October 2012), James Hardie New Zealand Holdings Limited (30 September 2012), James Hardie NTL2 Limited (30 September 2012), James Hardie NTL3 Limited (30 September 2012), James Hardie Technology Holdings Limited (30 September 2012)

Audit

The results and financial information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent audit by external auditors.

Results for the 4th Quarter and Year Ended 31 March 2012

Contents

1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Consolidated Financial Statements

James Hardie Industries SE is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents comprise the information required by ASX Listing Rule 4.2A and should be read in conjunction with the James Hardie 2011 Annual Report which can be found on the company website at www.jameshardie.com.